FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 15 April 2008

                               File no. 0-17630


                           Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director

Mairtin Clarke


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mairtin Clarke


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable


8 State the nature of the transaction

(i) Grant of options under CRH 2000 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
 - see details below


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Not applicable


14. Date and place of transaction

Not applicable


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable


16. Date issuer informed of transaction

Not applicable


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant

(i) and (ii) 14th April 2008


18. Period during which or date on which it can be exercised

(i) 14th April 2011 to 13th April 2018
(ii) Between March 2011 and April 2012


19. Total amount paid (if any) for grant of the option

(i) EUR1.00
(ii) Nil


20. Description of shares or debentures involved (class and number)

(i) 40,000 Ordinary shares of EUR0.32 each
(ii) Maximum of 25,000 Ordinary shares of EUR0.32 each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) EUR23.87
(ii) Not applicable - this notification refers to a share award


22. Total number of shares or debentures over which options held following notification

356,224 Ordinary shares under Share Option Schemes

Maximum of 53,000 Ordinary shares that may vest under the 2006 Performance Share Plan


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification: 15th April 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director

Jack Golden


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable


8 State the nature of the transaction

(i) Grant of options under CRH 2000 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
 - see details below


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Not applicable


14. Date and place of transaction

Not applicable


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable


16. Date issuer informed of transaction

Not applicable


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant

(i) & (ii) 14th April 2008


18. Period during which or date on which it can be exercised

(i) 14th April 2011 to 13th April 2018
(ii) Between March 2011 and April 2012


19. Total amount paid (if any) for grant of the option

(i) EUR1.00
(ii) Nil


20. Description of shares or debentures involved (class and number)

(i) 10,000 Ordinary shares of EUR0.32 each
(ii) Maximum of 7,000 Ordinary shares of EUR0.32 each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) EUR23.87
(ii) Not applicable - this notification refers to a share award


22. Total number of shares or debentures over which options held following notification

131,489 Ordinary shares under Share Option Schemes
Maximum of 17,000 Ordinary shares that may vest under the 2006 Performance Share Plan
874 Ordinary shares under Savings-related Share Option Scheme


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary

Date of notification: 15th April 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Thomas W. Hill


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Thomas W. Hill


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable


8 State the nature of the transaction

(i) Grant of options under CRH 2000 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
 - see details below


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Not applicable


14. Date and place of transaction

Not applicable


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable


16. Date issuer informed of transaction

Not applicable


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant

(i) and (ii)  14th April 2008


18. Period during which or date on which it can be exercised

(i) 14th April 2011 to 13th April 2018
(ii) Between March 2011 and March 2012


19. Total amount paid (if any) for grant of the option

(i) EUR1.00
(ii) Nil


20. Description of shares or debentures involved (class and number)

(i) 30,000 Ordinary shares of EUR0.32 each
(ii) Maximum of 30,000 Ordinary shares of EUR0.32 each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) EUR23.87
(ii) Not applicable - this notification refers to a share award


22. Total number of shares or debentures over which options held following notification

497,335 Ordinary shares under Share Option Schemes
Maximum of 85,000 Ordinary shares that may vest under the 2006 Performance Share Plan


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification: 15th April 2008




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Myles P. Lee


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles P. Lee


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable


8 State the nature of the transaction

(i) Grant of options under CRH 2000 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
 - see details below


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Not applicable


14. Date and place of transaction

Not applicable


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable


16. Date issuer informed of transaction

Not applicable



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant

(i) and (ii)  14th April 2008


18. Period during which or date on which it can be exercised

(i) 14th April 2011 to 13th April 2018
(ii) Between March 2011 and April 2012


19. Total amount paid (if any) for grant of the option

(i) EUR1.00
(ii) Nil


20. Description of shares or debentures involved (class and number)

(i) 40,000 Ordinary shares of EUR0.32 each
(ii) Maximum of 25,000 Ordinary shares of EUR0.32 each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i) EUR23.87
(ii) Not applicable - this notification refers to a share award


22. Total number of shares or debentures over which options held following notification

343,228 Ordinary shares under Share Option Schemes
Maximum of 63,000 Ordinary shares that may vest under the 2006 Performance Share Plan


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification: 15th April 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director

Albert Manifold


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable


8 State the nature of the transaction

(i) Grant of options under CRH 2000 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Not applicable


14. Date and place of transaction

Not applicable


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable


16. Date issuer informed of transaction

Not applicable


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant

(i) and (ii) 14th April 2008


18. Period during which or date on which it can be exercised

(i) 14th April 2011 to 13th April 2018
(ii) Between March 2011 and April 2012


19. Total amount paid (if any) for grant of the option

(i) EUR1.00
(ii) Nil


20. Description of shares or debentures involved (class and number)

(i) 40,000 Ordinary shares of EUR0.32 each
(ii) Maximum of 25,000 Ordinary shares of EUR0.32 each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


(i) EUR23.87

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification

165,467 Ordinary shares under Share Option Schemes
Maximum of 49,000 Ordinary shares that may vest under the 2006 Performance Share Plan
753 Ordinary shares under Savings-related Share Option Scheme


23. Any additional information

.....................................


24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Angela Malone
Company Secretary


Date of notification: 15th April 2008




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  15 April 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director